July 1, 2011
VIA EDGAR
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Buckeye Partners, L.P. Amendment No. 1 to Registration Statement on Form S-3 Filed June 6, 2011 File No. 333-172581
Dear Mr. Schwall,
     On behalf of Buckeye Partners, L.P. (the “Registrant”), we are submitting this letter in response to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated June 27, 2011 (the “Comment Letter”), with respect to the above captioned filing. Concurrently, with the filing of this letter, the Registrant is filing Amendment No. 2 to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, the exact text of the comments provided in the Comment Letter has been included in bold face type in the order presented in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.
Amendment No. 1 to Registration Statement on Form S-3
Information We Incorporate by Reference, page 2
1.	We note your response to prior comment one from our letter to you dated May 24, 2011, and we reissue the comment. Please incorporate by reference all reports that Item 12(a)(2) of Form S-3 requires by specifically listing them in the prospectus, including the Form 10-Q for the quarter ended March 31, 2011.

Response: The Registrant has revised the Registration Statement to include all filings it is required to incorporate by reference. Please see page 2.

2.	Provide all the information that Item 12(c)(1)(i)-(iii) of Form S-3 requires.

Response: The Registrant has revised the Registration Statement to include all the information that Item 12(c)(1)(i)-(iii) requires. Please see page 2.

Securities and Exchange Commission     July 1, 2011     Page 2
Exhibit 5.1
3.	Please obtain from counsel and file with your next amendment a revised legality opinion that addresses comments six through eight from our letter to you dated March 30, 2011

Response: The Registrant acknowledges the Staff’s comment and has obtained a revised legality opinion from counsel that addresses comments six through eight from the Staff’s letter dated March 30, 2011. Please see Exhibit 5.1.
     Please direct any questions that you have with respect to the foregoing to Mike Rosenwasser at (212) 237-0019 or Ramey Layne at (212) 237-0135.

Sincerely, /s/ E. Ramey Layne E. Ramey Layne Vinson & Elkins L.L.P.

cc:	William H. Schmidt, Jr. Mike Rosenwasser (Vinson & Elkins L.L.P.)